Issuer Free Writing Prospectus dated March 26, 2014

Filed Pursuant to Rule 433

Registration No. 333-194808

Relating to Preliminary Prospectuses dated March 25, 2014

Solazyme, Inc.

Concurrent Offerings of

5,000,000 Shares of Common Stock

(the “Common Stock Offering”)

and

$130,000,000 5.00% Convertible Senior Subordinated Notes due 2019

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the Common Stock Offering and the Convertible Notes Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus dated March 25, 2014 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus”), including the documents incorporated by reference therein and (ii) the preliminary prospectus dated March 25, 2014 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus” and, together with the “Common Stock Preliminary Prospectus,” the “Preliminary Prospectuses”), including the documents incorporated by reference therein.

The information in this pricing term sheet supersedes and updates the information in the Preliminary Prospectuses to the extent inconsistent therewith.

Issuer:	Solazyme, Inc., a Delaware corporation (the “Issuer”)

Ticker / Exchange for Common Stock:	SZYM / The NASDAQ Global Select Market (“NASDAQ”)

Pricing Date:	March 26, 2014

Settlement Date:	April 1, 2014

Total Transaction Size:	Approximately $185.0 million in gross proceeds from the Common Stock Offering and Convertible Notes Offering (or approximately $212.8 million if the underwriters’ options to purchase additional shares of Common Stock and additional Notes are both exercised in full). The Common Stock Offering and the Convertible Note Offering are not cross-conditional.

Common Stock Offering

Securities Offered:	Common stock of the Issuer, par value $0.001 per share (the “Common Stock”)

Shares Offered:	5,000,000 shares of Common Stock (or 5,750,000 shares if the underwriters’ option to purchase an additional 750,000 shares of Common Stock is exercised in full)

Common Stock Outstanding:	74,859,318 shares immediately after the Common Stock Offering (assuming no exercise of the option to purchase additional shares granted to the underwriters of such Offering) based on 69,859,318 shares outstanding as of March 24, 2014.

NASDAQ Last Reported Sale Price on March 26, 2014:	$11.55 per share of Common Stock

Public Offering Price Per Share:	$11.00 per share of Common Stock

Underwriting Discount:	$0.66 per share of Common Stock. $3.3 million in aggregate ($3.8 million in aggregate if the underwriters’ option to purchase additional shares of Common Stock is exercised in full).

Use of Proceeds:

The Issuer anticipates that the net proceeds of this offering will be $51.5 million (or $59.3 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds of this offering to fund capital expenditures, working capital and for general corporate purposes.

Joint Book-Running Managers:	Goldman, Sachs & Co. and Morgan Stanley & Co. LLC

Convertible Notes Offering

Notes Offered:	5.00% Convertible Senior Subordinated Notes due 2019 (the “Notes”)

Aggregate Principal Amount Offered:	$130,000,000 aggregate principal amount of Notes (or $149,500,000 aggregate principal amount of Notes if the underwriter’s over-allotment option is exercised in full)

Maturity Date:	October 1, 2019, unless earlier converted or repurchased

Interest:	5.00% per annum, accruing from April 1, 2014

Interest Payment Dates:	April 1 and October 1 of each year, beginning on October 1, 2014

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from April 1, 2014

Conversion Premium:	20% above the Public Offering Price in the Common Stock Offering

Initial Conversion Price:	$13.20 per share of Common Stock

Initial Conversion Rate:	75.7576 shares of Common Stock per $1,000 principal amount of Notes

Underwriting Discount:	$37.50 per $1,000 principal amount of Notes $4.9 million in aggregate (or $5.6 million in aggregate if the underwriter’s over-allotment option is exercised in full)

Early Conversion Payment:	With respect to any conversion prior to January 1, 2018, in addition to the shares deliverable upon conversion, holders will be entitled to receive a cash payment equal to $83.33 per $1,000 principal amount of Notes surrendered for conversion (the “Early Conversion Payment”). The Issuer may elect to settle the Early Conversion Payment by delivering shares of Common Stock based on the volume weighted average prices of the Common Stock over the 5 Trading Day period beginning on the second Trading Day immediately following the applicable Conversion Date. Notwithstanding the foregoing, if a holder elects to convert Notes in connection with a Make Whole Adjustment Event, such holder will not be entitled to receive the Early Conversion Payment but instead shall receive additional shares, if any, as described under the section of the Convertible Notes Preliminary Prospectus captioned “Description of Notes—Make Whole upon Certain Transactions.”

No Optional Redemption:	The Issuer may not redeem the Notes prior to maturity.

Investor Puts:	None.

Use of Proceeds:

The Issuer anticipates that the net proceeds of this offering will be $124.7 million (or $143.5 million if the underwriter exercises its over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds of this offering to fund capital expenditures, working capital and for general corporate purposes.

CUSIP:	83415T AC5

ISIN:	US83415TAC53

Sole Book-Running Manager:	Goldman, Sachs & Co.

Adjustment to Conversion Rate Upon Conversion in Connection With a Make- Whole Adjustment Event:	The following table sets forth the share price paid per share of Common Stock in the “make whole adjustment event” (as defined in the Convertible Notes Preliminary Prospectus) and the number of additional shares per $1,000 principal amount of Notes by which the conversion rate will be increased:

	Share Price
Effective Date	$11.00	$11.50	$12.00	$12.50	$13.00	$13.20	$13.50	$14.00	$15.00	$16.00	$17.00	$18.00	$20.00

April 1, 2014	15.1514	13.1601	11.3390	9.7258	8.2986	7.7738	7.0343	5.9162	4.0582	2.6244	1.5414	0.7578	0.0000
October 1, 2015	15.1514	13.4664	11.5920	9.9328	8.4632	7.9229	7.1616	6.0115	4.0999	2.6266	1.5167	0.7195	0.0000
October 1, 2016	15.1514	13.9796	12.0343	10.3130	8.7887	8.2285	7.4390	6.2445	4.2589	2.7242	1.5649	0.7292	0.0000
October 1, 2017	15.1514	14.7468	12.6834	10.8631	9.2536	8.6635	7.8325	6.5761	4.4886	2.8764	1.6560	0.7705	0.0000
October 1, 2018	15.1514	15.0694	12.8304	10.8707	9.1560	8.5308	7.6547	6.3429	4.1982	2.5796	1.3865	0.5531	0.0000
October 1, 2019	15.1514	11.1989	7.5758	4.2424	1.1655	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case:

•    If the share price is between two share prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the two effective dates, as applicable, based on a 365-day year.

•    If the share price is greater than $20.00 per share, subject to adjustment, the conversion rate will not be adjusted.

•    If the share price is less than $11.00 per share (the Public Offering Price of the Common Stock on the date hereof), subject to adjustment, the conversion rate will not be adjusted.

Notwithstanding the foregoing, in no event will the total number of shares of our Common Stock issuable upon conversion exceed 90.9090 shares per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus.

Changes to Information in the Preliminary Prospectuses

The following changes are made to the information set forth in the applicable Preliminary Prospectus, and will be reflected in the applicable final prospectus for the applicable Offering.

The following information set forth under the heading “Capitalization” in the applicable Preliminary Prospectus, and that will be reflected in the applicable final prospectus for the applicable Offering, is updated as follows:

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of December 31, 2013:

•	on an actual basis;

•	on an as adjusted basis to reflect the sale of the Notes in the Convertible Notes Offering (assuming no exercise of the over-allotment option by the underwriter of that Offering), after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	on an as further adjusted basis to reflect the sale of 5,000,000 shares of the Common Stock in our Concurrent Common Stock Offering (assuming no exercise of the option to purchase additional shares granted to the underwriters of that Offering) at a public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds” as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, incorporated by reference into this Preliminary Prospectuses from our Annual Report on Form 10-K for the year ended December 31, 2013.

	December 31, 2013
	Actual	As Adjusted	As Further Adjusted
	(in thousands, except share and per share amounts and footnotes)
Cash and cash equivalents	$54,977	$179,725	$231,266
Marketable securities	112,544	112,544	112,544

Total cash, cash equivalents and marketable securities	$167,521	$292,269	$343,810

Long-term debt and warrant liability:
5.00% Convertible Senior Subordinated Notes due 2019(1)	$—	$130,000	$130,000
6.00% Convertible Senior Subordinated Notes due 2018(2)	83,083	83,083	83,083
Other long-term debt	10,374	10,374	10,374
Warrant liability	688	688	688

Total long-term debt and warrant liability	$94,145	$224,145	$224,145
Stockholders’ equity:
Preferred stock, par value $0.001 per share, 5,000,000 shares authorized; none issued, actual and adjusted	$—	$—	$—
Common Stock, par value $0.001 per share, 150,000,000 shares authorized; 68,744,534 shares issued and outstanding, actual and as adjusted; 73,744,534 shares issued and outstanding, as further adjusted(3)	69	69	74
Additional paid-in capital	448,990	448,990	500,526
Accumulated other comprehensive loss	(3,794)	(3,794)	(3,794)
Accumulated deficit	(306,317)	(306,317)	(306,317)

Total stockholders’ equity	$138,948	$138,948	$190,489

Total Capitalization	$233,093	$363,093	$414,634

(1)	Excludes (x) derivative liability and unamortized debt discount related to the early conversion payment feature of the Notes and (y) debt issuance costs related to the Notes.
(2)	Includes derivative liability of $5.9 million and net unamortized debt discount of $4.6 million as of December 31, 2013. See Notes 2 and 11 of the consolidated financial statements from our Annual Report on Form 10-K for the year ended December 31, 2013.
(3)

Excludes (i) 9,957,367 shares issuable upon the exercise of options outstanding as of December 31, 2013, having a weighted average exercise price of $8.72 per share, under our equity incentive plans, (ii) 1,168 shares of restricted stock subject to vesting under our equity incentive plans as of December 31, 2013, (iii) 1,871,507 shares issuable upon the vesting of restricted stock units under our equity incentive plans as of December 31, 2013, (iv) 7,314,559 additional shares reserved for issuance under our equity incentive plans and our employee stock purchase plan, (v) 1,385,000 shares issuable under outstanding warrants as of December 31, 2013 and (vi) the shares issuable upon conversion of our 6.00% Convertible Senior Subordinated Notes due 2018 (the “2018 Notes”) (and any shares that we may determine to issue to induce holders of the 2018 Notes to convert their 2018 Notes) and shares issuable upon conversion of the Notes offered in the Convertible Notes Offering.

The Issuer has filed a registration statement (including the Preliminary Prospectuses) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and Convertible Note Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectuses in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offerings. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.

Alternatively, any underwriter or any dealer participating in the Common Stock Offering will arrange to send you the Common Stock Preliminary Prospectus if you request it by calling Goldman, Sachs & Co., toll free at (866) 471-2526 or Morgan Stanley & Co. LLC, toll free at (866) 718-1649.

Alternatively, any underwriter or any dealer participating in the Convertible Notes Offering will arrange to send you the Convertible Notes Preliminary Prospectus if you request it by calling Goldman, Sachs & Co., toll free at (866) 471-2526.

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